MUFG Americas Holdings Corporation
1251 Avenue of the Americas
New York, NY 10020

August 9, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that MUFG Americas Holdings Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the Securities and Exchange Commission on August 9, 2016.

Respectfully submitted,

MUFG Americas Holdings Corporation

By:     /s/ Michael F. Coyne
Name:    Michael F. Coyne
Title:    General Counsel